Exhibit 12(d)1

GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date September 30, 2011

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2006	2007	2008	2009	2010	2011
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$124,582	$135,082	$158,651	$170,461	$199,228	$143,363
Interest expense, net of amounts capitalized	44,134	44,680	43,098	38,358	51,897	43,208
Interest component of rental expense	1,727	1,574	1,670	6,778	15,984	12,727
AFUDC - Debt funds	160	1,048	3,973	9,489	2,875	2,826
Earnings as defined	$170,603	$182,384	$207,392	$225,086	$269,984	$202,124

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$28,863	$36,351	$41,174	$42,166	$49,298	$41,930
Interest on affiliated loans	6,887	4,510	739	80	108	102
Interest on interim obligations	3,713	169	513	701	37	162
Amort of debt disc, premium and expense, net	2,894	2,837	2,755	2,890	2,918	2,017
Other interest charges	1,937	1,861	1,890	2,010	2,411	1,823
Interest component of rental expense	1,727	1,574	1,670	6,778	15,984	12,727
Fixed charges as defined	$46,021	$47,302	$48,741	$54,625	$70,756	$58,761

RATIO OF EARNINGS TO FIXED CHARGES	3.71	3.86	4.25	4.12	3.82	3.44